Southern Missouri BANCORP

Annual Report 2026



Financial Summary

	2026	2025	Change (%)
Earnings (dollars in thousands)			
Net interest income	$ 172,849	$ 154,616	11.8%
Provision for credit losses	11,454	6,523	75.6%
Noninterest income	27,797	27,984	-0.7%
Noninterest expense	102,088	102,083	0.0%
Income taxes	15,265	15,416	-1.0%
Net income	71,839	58,578	22.6%
Per Common Share			
Net income:			
Basic	$ 6.44	$ 5.19	24.1%
Diluted	6.43	5.18	24.1%
Closing market price	76.21	54.78	39.1%
Cash dividends declared	1.00	0.92	8.7%
At Year-End (dollars in thousands)			
Total assets	$ 5,236,381	$ 5,019,607	4.3%
Loans, net of allowance	4,336,896	4,048,961	7.1%
Reserves as a percent of nonperforming loans	199 %	224 %	
Deposits	$ 4,407,846	$ 4,281,368	3.0%
Stockholder's equity	590,678	544,692	8.4%
Financial Ratios			
Return on average shareholder equity	12.66 %	11.37 %	
Return on average assets	1.41	1.21	
Net interest margin	3.62	3.40	
Efficiency ratio	50.88	55.91	
Allowance for credit losses to loans	1.25	1.26	
Equity to average assets at year-end	12.66	11.24	
Other Data[1]			
Common shares outstanding	11,011,109	11,299,467	
Common shares outstanding for book value calculation[2]	10,964,369	11,249,304	
Average common and dilutive shares outstanding	11,131,040	11,257,969	
Common stockholders of record	420	443	
Full-time equivalent employees	729	719	
Assets per employee (in thousands)	$ 7,183	$ 6,981	
Banking offices	67	65	



$5.21
$3.85
$4.42
$5.18
$6.43
2022
2023
2024
2025
2026

Diluted Earnings per Share



$0.80
$0.84
$0.84
$0.92
$1.00
2022
2023
2024
2025
2026

Cash Dividends Per Share



$34.91
$39.54
$43.56
$48.42
$53.87
2022
2023
2024
2025
2026

Book Value Per Share

(1) Other data is as of fiscal year-end, except for average shares.
(2) Excludes unvested restricted stock award shares.

Dear Shareholders,

> Southern Missouri Bancorp, Inc. (the “Company”) had a very good fiscal year 2026, delivering strong returns to our shareholders and progressing in key steps toward our long-term strategy. We increased diluted earnings per share by 24.1% to $6.43 and grew tangible book value per share**, by 13.3%, highlighting the strength of our performance. In July 2026, the Board of Directors approved an 8.0% increase in the quarterly dividend to $0.27 per share, our 129th consecutive quarterly dividend since the Company’s inception. These results highlight our enduring commitment to returning value to shareholders.

Our team accomplished these strong results in a year of ongoing economic uncertainty. While equity markets continue to perform well and unemployment remains historically low, global disruption and inflationary pressures persisted during the fiscal year. The Federal Reserve’s key rate-setting committee lowered rates early in the period, with longer-term rates following somewhat lower in the first half of our fiscal year, before moving higher along with energy prices in the second half, ending the year with a notably steeper yield curve. The outlook now suggests that interest rates may remain elevated for an extended time. Competition for loans was mixed throughout the year, but was consistently strong for deposits. Our team is working to focus our efforts more than ever before on expanding full service banking relationships and improving our deposit mix.

Looking back over the past 15 years, tangible book value per share has grown at a compound annual rate of 10.5%. We were able to repurchase just over 317,000 shares of our common stock during fiscal year 2026 for $18.6 million, at an average price of $58.59 per share, representing 124% of our tangible book value per share as of June 30, 2026. Following the completion of the previously approved repurchase program, the Board of Directors approved a new authorization to repurchase up to 550,000 shares, or approximately 5% of the Company’s outstanding common stock while also completing the previously announced repurchase program.

Our efforts during the year were recognized through several notable industry awards, reflecting both the strength of our financial performance and our commitment to the communities we serve. Southern Missouri Bancorp was named a 2025 Piper Sandler SM-All Star, a designation that identifies top-performing small-cap banks and thrifts in the country. In addition, the Company received recognition from Newsweek as one of America’s Best Regional Banks & Credit Unions, one of the industry’s most comprehensive recognitions, combining multi-year customer feedback with rigorous financial benchmarks. These recognitions underscore the strength of our franchise and reflect our ability to deliver sustainable performance and long-term value over time.

Our Company’s strong financial performance reflects the commitment and dedication of our team members living our vision of creating growth through opportunity. On behalf of our Board and management team, I extend our sincere appreciation to our team members for their outstanding efforts throughout a challenging year, to our customers for the opportunity to serve them, and to you, our shareholders, for your continued trust and confidence in Southern Missouri Bancorp.

Sincerely,





Greg Steffens
Chairman of the Board and Chief Executive Officer
Southern Missouri Bancorp, Inc.

15 Year Total Shareholder Return



1,000%
750%
500%
250%
-
(250%)
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
SMBC (Daily): 808%
S&P United States BMI Banks Index (Daily): 460%
S&P 500 Bank (Daily) 498%
Russell 2000 Price Return (Daily): 358%

Total Return of a security over the 15 year period ending June 30th, 2026, including price appreciation and the reinvestment of dividends. Dividends are assumed to be reinvested at the closing price of the security on the ex-dividend date. Source S&P Global Market Intelligence

Dear Shareholders,

Fiscal 2026 was a year of continued progress for our Company, as we remained focused on long-term improvement in our ability to carry out our mission, working toward our vision, and living our values. This year especially, we demonstrated our commitment to the value of service by putting others above ourselves in our relationships with our communities, our customers, and our fellow team members.

Financial Performance

As the Chairman's letter notes, the Company delivered strong financial results for fiscal year 2026. Our team's balance sheet management and the passage of time from the interest rate shocks of several years ago resulted in continued recovery of our net interest margin, which improved by 22 basis points compared with the prior year, and is up 35 basis points compared to two years ago. Noninterest income and noninterest expense were generally consistent year over year as we continue to make progress developing new revenue channels while managing expense. Ongoing investments in our wealth, trust, and advisory services, our insurance agency, and our financial technology initiatives are poised to pay dividends over time. In addition, revenue growth drove an improvement in our efficiency ratio to 50.9% in fiscal year 2026, compared with 55.9% in the prior year, demonstrating our commitment to disciplined management in the effective deployment of our resources. Despite increased credit costs during fiscal 2026, we again delivered strong earnings growth for the year, increasing profitability to a 1.41% return on average assets and a 12.7% return on average equity.

Asset growth of $216.8 million, or 4.3%, was somewhat lower for fiscal 2026 as compared to recent years. We experienced solid loan growth throughout our footprint, as net loans increased to $4.3 billion, up 7.1%, for fiscal year 2026. We redeployed some lower-earnings assets to the loan portfolio, as deposits increased $126.5 million, or 3.0%, attributable to strong competition throughout the year as our team maintained pricing discipline.

Strategic Growth

The Company's strategic growth in fiscal 2026 focused on market expansion through the opening of two new locations in the St. Louis market during fiscal 2026, further expanding our footprint and positioning the Company for sustained growth. Looking ahead, we are excited to be opening a new location in Overland Park, Kansas, early in fiscal year 2027, which will expand the footprint of our Kansas City market to better serve our customers. We are truly excited about what this new location will bring to both our team members and customers.

Our loan pipeline remains healthy across all regions, reflecting continued customer demand, and we remain committed to maintaining our prudent underwriting standards as we pursue growth opportunities. We also introduced a new suite of business deposit accounts designed to better serve our business customers' operating and liquidity needs while supporting the growth of stable, relationship-based operating deposits.

With a strong capital base, we continue to thoughtfully evaluate the strategic deployment of our capital, including investing in organic growth through traditional banking products and other financial services, pursuing mergers and acquisitions that align with our strategic objectives and expand our presence in key markets, and returning capital to shareholders through share repurchases and dividends. As opportunities arise, we will carefully assess each option with a focus on maximizing long-term shareholder value.

Customer Experience and Innovation

In keeping with our commitment to innovation, we continually evaluate new ways to enhance customer experience, improve operational efficiency, and better support the evolving needs of our customers. During fiscal 2026, we invested in our Trust services through the transition to a new software platform that will be available to customers in early fiscal year 2027, enhancing the user experience. In addition, we have several strategic initiatives underway that are focused on better use of data and technology to improve decision-making, strengthen customer relationships, and position the Company for long-term success.

Team Members and Community Commitment

In fiscal 2026, we continued our commitment to our communities, with our team members participating in volunteer activities, joining the Company in making charitable contributions, and supporting local causes that are important to them. As a result of our outstanding profitability in the current period, we were able to go beyond our regular, budgeted support of charitable causes to provide funding for a July 2026 Federal Home Loan Bank matching grant to multiply our impact, providing an additional $400,000 in donations to non-profits in our market areas.

Recognizing the importance of our communities to our team members, we have established The Southern Bank Foundation and are actively expanding its role in supporting charitable giving throughout our footprint. Through the Foundation, team members will be able to support charitable organizations that are meaningful to them, with matching contributions provided by the Foundation. As we continue to build awareness and participation, we are excited about the opportunity for the Foundation to further strengthen the impact our team members make in the communities they are privileged to serve.

During the year, the Company added key team members in various departments, including information technology and trust services. These investments in talent are helping build the capabilities and infrastructure needed to support the Company's next phase of growth and innovation. In addition, since January 2025, several senior team members have stepped into new roles as we realigned responsibilities to better support the execution of our strategic initiatives, and we're excited by the progress being made as a result of this improved structure.

Fiscal 2027 Outlook

Our last two years have shown notable improvements in net interest margin, efficiency, and overall profitability. As we look to maintain this strong level of performance, we're focused in 2027 on continuing improvements in service to our business, retail, and public unit depositors, and our commercial lenders are working to expand our relationships with their borrowers, helping them to achieve their financial goals, and sustain our ability to grow within our communities. Our credit team, which has achieved extraordinary results over the long term, is engaged in reviews of our portfolio and our processes to achieve a durable return to the lower credit costs our organization expects of itself.

Our long-term focus, as always, remains on providing enhanced shareholder value through service to our customers and our communities, and we are excited by the opportunities ahead for our team members.

We're here for you and your financial goals.

Sincerely,



Matt Funke
President & Chief Administrative Officer
Southern Missouri Bancorp, Inc.

Stockholder Return Performance Graph Information

The following graph shows a comparison of stockholder return on the common stock of Southern Missouri Bancorp, Inc., to the cumulative total returns for the indices shown below. The graph was compiled using S&P Global Market Intelligence, a division of S&P Global, Inc. The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is historical only and may not be indicative of possible future performance.

Total Return Performance



250
200
150
100
50
6/30/2021
6/30/2022
6/30/2023
6/30/2024
6/30/2025
6/30/2026
Southern Missouri Bancorp Inc.
S&P U.S. BMI Banks - Midwest Region Index
Russell 2000

Index	Period Ending					
	6/30/2021	6/30/2022	6/30/2023	6/30/2024	6/30/2025	6/30/2026
Southern Missouri Bancorp, Inc.	100.00	102.31	88.58	105.70	130.68	184.89
S&P U.S. BMI Banks - Midwest Region Index	100.00	88.29	71.40	93.75	114.61	150.55
Russell 2000	100.00	74.80	84.01	92.46	99.56	140.16

Our Total Return Performance underscores the value created for shareholders through consistent execution, strong financial discipline, and a long-term growth mindset.



Key Financial Highlights

Total Assets*


$3,215
$4,360
$4,604
$5,020
$5,236
2022
2023
2024
2025
2026

Total Deposits*


$2,815
$3,726
$3,943
$4,281
$4,408
2022
2023
2024
2025
2026

Total Loans*
net of allowance for loan losses


$2,686
$3,571
$3,797
$4,049
$4,337
2022
2023
2024
2025
2026

Efficiency Ratio


50.8%
56.5%
58.9%
55.9%
50.9%
2022
2023
2024
2025
2026

Return on Average Assets


1.59%
1.03%
1.10%
1.21%
1.41%
2022
2023
2024
2025
2026

Return on Average Common Equity


15.4%
10.4%
10.7%
11.4%
12.7%
2022
2023
2024
2025
2026

* Dollars in millions.

Tangible Book Value per Common Share**


$31.05
$32.24
$36.68
$41.87
$47.43
2022
2023
2024
2025
2026

**Tangible common equity and tangible book value per common share are financial measures determined by methods other than in accordance with accounting principles generally accepted in the United States (GAAP). These non-GAAP financial measures are supplemental and not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures used by other companies.

We calculate tangible common equity by excluding the balance of intangible assets from common stockholders' equity. We calculate tangible book value per common share by dividing tangible common equity by common shares outstanding, less restricted common shares not vested, as compared to book value per common share, which we calculate by dividing common stockholders' equity by common shares outstanding, less restricted common shares not vested. We believe that this is consistent with the treatment by bank regulatory agencies, which generally exclude intangible assets from the calculation of risk-based capital ratios.



Stefan Chkautovich

Chief Financial Officer, EVP

"Our focus has always been on building long-term shareholder value, and the continued growth in tangible book value reflects the strength of our team, our strategy, and our relationships with customers."

Justin Cox

Chief Banking Officer, EVP

"Our success in 2026 can be attributed to our greatest asset, our people working together toward a common goal. We are better together, bringing our collective expertise, relationships, and commitment to create extraordinary outcomes for our customers, communities and colleagues."



Southern Missouri BANCORP

Please Join Us

for our 2026 Annual Shareholder Meeting, where shareholders will hear management review this year's performance in detail.

Monday, October 26th, at 9:00 AM

to be held at our headquarters facility, located at:

2991 Oak Grove Road

Poplar Bluff, Missouri

Directors

Greg A. Steffens
Chairman and CEO
Southern Missouri Bancorp, Inc.

L. Douglas Bagby
Vice-Chairman of the Board
Retired City Manager, City of Poplar Bluff

Kenneth J. Bower
Managing Director,
Clayton Financial Group, LLC

Rebecca M. Brooks
Vice President and Financial Operations Manager,
McLane Transport

Charles R. Love
Certified Public Accountant,
Kraft, Miles & Tatum

Dennis C. Robison
President,
Robison Farms, Inc.

David J. Tooley
Retired President & CEO,
Metropolitan National Bank

Todd E. Hensley
Investor/Former Chairman,
Peoples Bank of the Ozarks

David L. McClain
Agency Owner,
State Farm Insurance

Daniel L. Jones
Vice-Chairman of the Board, Southern Bank
Former Founder, Chairman and CEO,
FortuneBank and Fortune Financial Corporation

Daniel P. McCoy
Managing Partner,
BSH Companies



Our Mission

We're here for you and your financial goals.

Our Vision

We create growth through opportunity.

We provide our customers the best service and expand our relationships to help them achieve their financial goals.

We provide our team with the tools and knowledge to serve our customers wherever they may be.

We provide our team members opportunities for professional development, career advancement, and a positive work environment.

We provide for the well-being of our communities, working to advance their economic, social, and educational prospects.

We provide a sound return on our shareholders' investment.








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